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                             December 2, 2022

       Bradley Nattrass
       Chief Executive Officer
       urban-gro, Inc.
       1751 Panorama Point, Unit G
       Lafayette, Colorado 80026

                                                        Re: urban-gro, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 1-39933

       Dear Bradley Nattrass:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures
       Management Report on Internal Control over Financial Reporting, page 35

   1. Please state whether your internal controls over financial reporting were effective or ineffective at December
31, 2021 in accordance with Item 308(3) of Regulation S-K.
       Notes to Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Revenue Recognition, page F-11

   2. We note from your disclosure within your Business Overview that you design and engineer indoor
controlled environment agriculture facilities, then integrate complex environmental equipment
systems into those facilities, and provide ongoing maintenance, training, and support
services through an integrated suite of services and equipment
 Bradley Nattrass
urban-gro, Inc.
December 2, 2022
Page 2
       solutions. Please expand your accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in ASC 606-10-50. For example, please clarify if your design and engineering services are pursuant to contracts in which services are measured over time and how you recognize revenue. In addition, please revise to provide the disclosure required by ASC 606-10-50-5.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at
(202)
551-3398 with any questions.



                                                           Sincerely,
FirstName LastNameBradley Nattrass
                                                           Division of
Corporation Finance
Comapany Nameurban-gro, Inc.
                                                           Office of Trade &
Services
December 2, 2022 Page 2
cc:       Dick Akright, Chief Financial Officer
FirstName LastName